VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281)-404-4387

March 9, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Attention: Mr. John Cannarella, Staff Accountant

Re:	Viking Energy Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Cannarella:

The Company would like to supplement our letter submitted to the SEC on March 8, 2022 to further clarify that response in light of our phone conversation this morning.

The Company has today filed a Form 8-K reporting under item 4.02 - Non-Reliance on Previously Issued Financial Statements, an accounting error pertaining to the recognition of deemed dividends the Company should have calculated and disclosed in previously issued financial statements, specifically in the Company’s quarterly reports for the quarters ended September 30, 2020 and 2021, and in the annual report for the year ended December 31, 2020.

The Company is currently in the process of preparing to file its annual report on Form 10-K for the year ended December 31, 2021, and respectfully requests an accommodation to allow the Company to account for the required corrections prospectively in this filing.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer